December 20, 2005



James R. Maronick
Chief Financial Officer
4251 Kipling Street
Suite 390
Wheat ridge, CO 80033

	Re:	Crown Resources Corporation
		Form 10-K/A for the Year Ended December 31, 2004
Filed June 9, 2005
		File No. 0-17480


Dear Mr. Maronick:

      We have reviewed your Form 10-K/A for the year ended
December
31, 2004 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K/A Filed on June 9, 2005

Market for Registrant`s Common Equity, Related Stockholder Matters and
Issuer Purchases Equity Securities

1. We note you stated you have not paid any dividends in your common stock and do not anticipate paying any dividends in the foreseeable future. However, in the Form 10-Q for the quarterly period ended September 30, 2005, you stated your Board of Directors declared a dividend of $0.21 per share on June 21, 2005 in accordance with the merger agreement dated May 31, 2005. Please explain this apparent contradiction. Since the merger agreement is dated prior to your Form
10-K/A filing date, we presume your management was aware of the dividend declaration clause in the merger agreement when your Form 10-
K/A was filed.

Controls and Procedures

2. Please indicate whether there were any changes to internal controls over financial reporting as opposed to only the "significant" changes.
Please refer to paragraph (c) of Item 308 of the Regulation S-K.

3. We note your officers have concluded that there were certain weaknesses in your disclosure controls and procedures that caused your system of disclosure controls and procedures to be ineffective as of
December 31, 2004. Please expand your MD&A disclosure to address disclosure controls and procedures and internal control over financial reporting issues. Your expanded disclosure should describe the material weakness, and any remediation plan undertaken. In addition, discuss how your officers assure themselves of the integrity of the financial information provided to them.

Closing Comments

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.



We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Yong Choi at (202) 551-3758 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,


April Sifford
Branch Chief



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Mr. James R. Maronick
Crown Resources Corporation
December 19, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010